Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DriveTime Automotive Group, Inc.
DT Acceptance Corporation
DriveTime Car Sales Company, LLC
DriveTime Sales and Finance Company, LLC
DT Credit Company, LLC
DT Jet Leasing, LLC
Approval Services Company, LLC
Amendment No. 3 to Registration Statement on Form S-4
Filed December 22, 2010
File No. 333-169730-01

Dear Mr. Owings:

February 16, 2011

This letter serves to supplement our response dated February 2, 2011 to Comment 1 in the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated January 7, 2011, to Mr. Jon D. Ehlinger, General Counsel of DriveTime Automotive Group, Inc. (the “Company,” “we,” “our,” or “DTAG”), regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-169730-01), filed December 22, 2010, and our conversation with Staff members on February 11, 2011 regarding Comment 1. Subsequent to the Staff’s January 7, 2011 letter, we filed Amendment No. 4 to Registration Statement on S-4, on February 2, 2011. Page references herein are to the page numbers of Amendment No. 4, as they appear on EDGAR.

The Staff’s comment states:

We are considering your response to comment two in our letter dated December 13, 2010, including your supplemental analysis of Rule 3-10 of Regulation S-X. We also note your discussion of the pledge arrangements of collateral for the exchange notes included on pages 11, 31 and 120-122 of your filing. Since it appears that the equity interests of certain of DTAC’s affiliates collateralize the debt being registered, please provide us your analysis of the applicability of Rule 3-16 of Regulation S-X for each such affiliate. Please also file, with the next amendment, copies of the security agreement, pledge agreement and any other agreements relating to the security interest for the notes and the pledge arrangements of collateral.

Company’s Revised Response:

Background:

The collateral for the senior secured notes being registered (the “Senior Secured Notes”) consists of auto finance receivables not held in special purpose entities (“SPEs”), residual cash flows from our auto finance receivables in SPEs and our vehicle inventory. The majority of our auto finance receivables are held in bankruptcy-remote special purpose entities formed solely as a requirement of the investors/lenders in our securitization and warehouse lending transactions. All of the SPEs are limited liability companies and the assets and liabilities of these SPEs are all recorded on-balance sheet as secured financings. Since the SPEs are designed to be bankruptcy-remote entities, they are prohibited from providing a direct guarantee of DTAC’s obligations under the Senior Secured Notes or a direct second-position lien on the receivables they own. In lieu of a direct second lien on the finance receivables or a more traditional guarantor structure and in order to maintain the bankruptcy-remote status of the SPEs, we pledged the equity interests of certain of our SPEs as collateral in favor of the holders of the Senior Secured Notes. However, a pledge of the equity interest of an SPE structurally grants the investor with access to the SPEs residual cash flows, which effectively serves the same purpose as an SPE serving as guarantor or pledging the receivables directly. Therefore, due to the legal restrictions on each SPE, DTAC pledged its equity interests in its SPEs as collateral for the Senior Secured Notes.

Discussion:

To clarify our discussion in our letter dated February 2, 2011, we advise the Staff that the pledge of the equity interests of certain SPE affiliates of DTAC is functionally a pledge of residual cash flow interests in the collateral (auto finance receivables) and not a guarantee or a traditional pledge of equity interests in which the debt holder, following an event of default and exercise of the pledge, could become an equity holder of the SPE. In support of this conclusion, we have described below, in greater detail, the unique provisions of the pledge agreement underlying the Senior Secured Notes, the documents governing the formation and operation of our SPEs, and the terms of the primary indebtedness secured by SPE assets.

Each of the SPE’s is structured in a similar fashion, with charter documents and financing agreements that require automatic payments to a defined set of creditors and that restrict the SPE from incurring new credit obligations (including guarantees). Under the charter documents governing the SPEs and the financing agreements to which they are a party, the SPEs are restricted from engaging in any transfer of their equity interests. Pursuant to the financing agreements to which the SPEs are a party, all payments on SPE assets (auto finance receivables) are made to a third-party paying agent, and disbursed—automatically—to repay debt according to the contractual “waterfall” created by these documents. Upon an event of default (or event of termination as the case may be), all cash held by or flowing to the SPE is “trapped,” and the third-party paying agent will direct all cash flows to the defined set of creditors with the residual to be paid to DTAC only after the defined set of creditors is paid in full.

Pursuant to the Pledge Agreement securing the Senior Secured Notes, upon and following a payment default under the Senior Secured Notes and exercise of rights under the pledge agreement, any and all such residual distributions in respect of the equity interests of the SPEs, which otherwise would go to DTAC, are automatically directed to the collateral agent under the Senior Secured Notes (the “Collateral Agent”) for the benefit of the Senior Secured Note holders. In this respect, the interests of the holders of the Senior Secured Notes are subordinate to those of the defined set of creditors of the SPE (in other words, subordinate to the rights of the creditors under our securitization bonds and warehouse facilities), and accordingly, upon an event of default (or event of termination as the case may be), pursuant to contractual restrictions and restrictions set forth in the charter documents of the SPEs, the holders of the Senior Secured Notes cannot foreclose on the pledge until such time as the existing obligations of the SPE are satisfied, which is further described below.

In addition to this subordination, while the Pledge Agreement grants rights, subject to applicable regulatory and legal requirements, to foreclose and sell the equity interests of the SPEs, the charter documents and financing agreements of each of our SPEs restrict the transfer of the equity interests of such SPEs until such time as the applicable SPE’s obligations have been satisfied in full, contractually preventing the Senior Secured Note holders from exercising their rights to foreclose on the equity interests until such superior obligations are paid in full. Further, pursuant to the Pledge Agreement, at the time that the Senior Secured Note holders would be permitted to foreclose on the equity interests, the Collateral Agent would already be required to apply all cash flows related to the SPE to repay the Senior Secured Notes. Therefore, when the pledge becomes relevant, it is tantamount to a direct pledge of the cash flows of the assets held by the SPE.

Accordingly, we believe there would be no reason for the Senior Secured Note holders to foreclose on the equity interests as they would already be entitled to all the benefits of ownership (the cash flows), without assuming risks and responsibilities related to equity ownership, since the SPEs’ operational activities are limited solely to effecting the financings to which they are a party.

For these reasons, we believe that the pledges of equity interests in our SPEs are, in substance, the subordinated pledge of the underlying collateral, and a pledge of equity interests only in form. Thus, we believe the pledge of such equity interests in DTAC’s SPEs should fall outside the provisions of Item 3-16 of Regulation S-X.

Description of the pledge and risks associated with the pledge arrangements

We note that, in “Risk Factors – Risks Related to the Exchange Notes and the Exchange Offer”, set forth on pages 31-37 of the Registration Statement, and particularly those titled “The exchange notes will be structurally subordinated to the liabilities of non-guarantor subsidiaries, including any non-guarantor subsidiary whose residual interest is pledged as collateral and included in the calculation of collateral value”, “The ability of the trustee to foreclose on the collateral may be limited”, and “The value of interests pledged as collateral for the exchange notes may diminish in times of financial stress,” we address various risks relating to the security interests that provide collateral enhancement on the Senior Secured Notes, including the pledge of the equity interests in our SPEs. However, in light of our discussions with the Staff, we propose to expand on those risks as set forth in Exhibit A attached hereto. We will also include cross-references to these Risk Factors in the description of the pledges set forth in “Description of the Exchange Notes—General” and “Description of the Exchange Notes—Security—Collateral”.

Presentation of financial information about “Pledged” Subsidiaries

In our February 2, 2011 letter, we also proposed in Exhibit A thereto, the form in which we believed information about our guarantor and non-guarantor (pledgor) subsidiaries that provide credit enhancement should be presented to investors to give them an effective and transparent view of our business and their collateral. However, based on our discussion with the Staff, we will include the “Pledged Subsidiaries” in the “Non-Guarantor Subsidiary” column, but include a footnote to that the column to describe the SPEs that have pledged their equity interests as collateral. This footnote to the table, or a similar presentation thereof, will also be part of our debt footnote to our consolidated financial statements. A sample of our revised proposal is attached as Exhibit B hereto, which we will include for all required periods in our Amendment No. 5 to the Registration Statement on Form S-4.

Exhibit A – ADDITIONAL RISK FACTORS

Please note: The proposed expanded language is highlighted in bold below.

The exchange notes will be structurally subordinated to the liabilities of non-guarantor subsidiaries, including any non-guarantor subsidiary whose residual interest is pledged as collateral and included in the calculation of collateral value.

Although certain of our subsidiaries will guarantee the exchange notes, many of our subsidiaries, including subsidiaries through which we conduct securitization and warehouse financings, will not be guarantors. Instead, the equity interests of certain of our special purpose financing subsidiaries will be pledged as collateral to the exchange notes. These subsidiaries are bankruptcy—remote entities established solely to make automatic payments to a defined set of creditors in connection with securitization and warehouse financings, and are restricted from engaging in any transfer of their equity interests until such time as all of their obligations have been satisfied in full. As such, they cannot provide traditional guarantees of the exchange notes or direct second liens on the finance receivables. If, following a payment default under the exchange notes, the holders of exchange notes exercise their rights under the pledge agreement, a third-party paying agent will direct all cash flows from these subsidiaries to their respective defined sets of creditors, with the residual to be paid to the collateral agent for the exchange notes. Therefore, the pledges of equity interests of our special financing subsidiaries are, in effect, the subordinated pledge of the underlying collateral of such subsidiaries.

All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes. Accordingly, claims of holders of the exchange notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries. These creditors or other claimants against a non-guarantor subsidiary will include, in addition to any creditors holding debt for borrowed money of such subsidiary, any trade creditors, preferred stockholders, and creditors asserting liabilities entitled by law to be asserted against us and certain of our consolidated subsidiaries on a joint and several basis, including certain U.S. statutory claims. Because the collateral value of a pledged residual interest will be determined after netting out debt for borrowed money but not any other liabilities, the assertion of these additional prior claims against such non-guarantor may reduce the value that may ultimately be realized for these entities in any enforcement or insolvency proceeding.

Because the collateral for the exchange notes is primarily comprised of equity and other residual interests in entities in which we conduct our portfolio warehouse facilities, PALP and securitization transactions, and such residual interests cannot be distributed to holders of the exchange notes until the entities’ creditors are paid in full, payment of the principal, interest and other amounts on the exchange notes or on each exchange note guarantee is effectively subordinated in right of payment to such financings at the entity in which it is conducted. As noted above, none of those financing subsidiaries will guarantee the exchange notes, nor will any of them provide a direct pledge on their receivables or other assets in favor of the exchange notes or the exchange note guarantees. Accordingly, upon our bankruptcy, liquidation or reorganization or similar proceeding, the holders of the exchange notes will have no claim against the proceeds of these assets until the applicable portfolio warehouse lenders and PALP and securitization transactions and any other obligations of these entities have been paid in full.

If a non-guarantor subsidiary is a restricted subsidiary under the indenture governing the exchange notes, the indenture will permit it to incur certain additional indebtedness and will not limit its ability to incur other liabilities that are not considered indebtedness under the indenture. If a non-guarantor subsidiary is an unrestricted subsidiary under the indenture, the indenture will not limit its ability to incur indebtedness or other liabilities.

The ability of the trustee to foreclose on the collateral may be limited.

If we were to commence a proceeding or otherwise become the subject of a case under the Bankruptcy Code, your rights as a secured creditor to foreclose on and sell collateral, including the equity interests in our special purpose subsidiaries pledged as collateral, upon the occurrence of an event of default would be subject to significant limitations under applicable bankruptcy laws. Various provisions of the Bankruptcy Code could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default once a bankruptcy case is commenced. Under the Bankruptcy Code, secured creditors, such as the holders of the exchange notes, may be prohibited from repossessing their collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from such debtor, without prior bankruptcy court approval. Furthermore, other provisions of the Bankruptcy Code permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, a bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor additional or replacement liens as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. Because application of the doctrine of “adequate protection” will vary depending on the circumstances of the particular case and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the exchange notes would be compensated for any delay in payment or loss of value of the collateral as a result. Furthermore, if the bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the exchange notes, you would hold a secured claim to the extent of the value of the collateral to which you are entitled, and an unsecured claim to the extent of any shortfall.

In the case of inventory included in the collateral, this collateral will be subject to the rights of the first-lien holders under the Intercreditor Agreement, which will significantly curtail rights and remedies to which the exchange note holders might otherwise be entitled.

In addition, the trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above, including the claims of creditors of non-guarantor subsidiaries to whom holders of the exchange notes will be structurally subordinated) and practical problems associated with the realization of the trustee’s security interest in the collateral.

Moreover, the Bankruptcy Code contains provisions permitting both secured and unsecured claims to be impaired, including materially re-written as to their terms and, under certain circumstances, extinguished, pursuant to a Chapter 11 plan of reorganization that has been approved by a bankruptcy court. There are statutory requirements (including requirements intended to provide specific economic protections for holders of both secured and unsecured claims) that are to be satisfied before a bankruptcy court is legally entitled to approve or confirm a Chapter 11 plan of reorganization.

However, the bankruptcy court will determine, based on evidence at the confirmation hearing on such plan, whether certain of those statutory requirements have been satisfied upon the basis of the factual circumstances existing at the time of such confirmation hearing. The bankruptcy court’s factual findings on such matters generally are accorded deference by any appellate court and generally are not to be reversed on appeal unless “clearly erroneous.” Also, there is another doctrine generally applied by federal appellate courts, which generally is referred to as the “equitable mootness” doctrine and generally requires dismissal of any appeal of a bankruptcy court’s order confirming a Chapter 11 plan if a stay pending appeal has not been granted and if the plan has been so consummated (e.g., the transactions contemplated under the plan such as the payment of certain claims and/or the issuance of new debt or equity instruments have taken place) such that it would be unduly burdensome or unfair to third persons to unravel or “unwind” the plan. Thus, a bankruptcy court’s determination to confirm a Chapter 11 plan of reorganization is likely to be based in part on the bankruptcy court’s factual findings as to the future circumstances existing at the time of confirmation (as well as on its legal conclusions), may be subject with respect to those factual findings to a deferential review standard if appealed, and further may evade appellate review altogether if the appellate court determines that the “equitable mootness” doctrine is applicable to the circumstances surrounding such appeal and that, consequently, the appeal of that plan should be dismissed as being “equitably moot.” Accordingly, there can be no guarantee as to the manner in which the claims under the exchange notes will be treated under any confirmed Chapter 11 plan of reorganization for us or any of our subsidiaries.

The value of interests pledged as collateral for the exchange notes may diminish in times of financial stress.

Although we are required to maintain a collateral coverage ratio between the value of the exchange notes and the value of the collateral pledged to support them, the value assigned to that collateral for purposes of the collateral coverage ratio may not provide an accurate measure of its value in the event of a liquidation. For example, residual interests owned in securitization vehicles and residual property rights in receivables securing other financings are valued for the collateral ratio at 85% of the face amount of all receivables owned by the securitization entity or pledged in connection with such financing minus the net debt owed by the entity or outstanding under such financing. We have not established an incremental allowance for loss on those receivables, and no ability to change the 85% ratio for purposes of the coverage ratio. Most or all of our securitizations, on the other hand, allow the creditors to adjust the ratio of loan-to-value, the means of adjusting value or the “eligibility” criteria under which the entity-owned receivables are afforded value. Thus if economic conditions deteriorate for our industry generally or our pool of customers in particular, the creditors to our securitizations will likely be permitted to increase the percentage of collections they retain from their receivables pool, reducing the amount of value remaining in the residual interest pledged for the exchange notes, since, as noted above, the creditors of our subsidiaries whose equity interests are pledged as collateral must be paid in full before the residual interest is available for distribution to the holders of exchange notes, upon a liquidation or otherwise.

The same is true for inventory in which we have granted a second lien behind existing or future inventory financings. Receivables we own and pledge directly rather than through a securitization vehicle or a pledge of its interest or a pledge of residual property rights in certain receivables will not be subject to a prior claim on behalf of relevant creditors, but the value afforded in the collateral coverage ratio is similarly not sensitive to changes in the interest rate environment or financial markets or to a deterioration in our ongoing collection experience. Any deterioration in those conditions or any adverse modification of the terms of securitization vehicles or other contractually or structurally senior financing arrangements will likely have a material adverse effect not only on our results of operations and financial condition, but also on the value of the collateral pledged to support the exchange notes.

Exhibit B – EXAMPLE PRESENTATION OF SUPPLEMENTAL CONDENSED CONSOLIDATING INFORMATION

DriveTime Automotive Group, Inc. and Subsidiaries

Consolidating Balance Sheets

December 31, 2009

($ in thousands)

	Guarantor Subsidiaries Combined	Non-Guarantor Subsidiaries Combined (1)	Co-Issuers Combined	Eliminations	Consolidated
ASSETS
Cash and Cash Equivalents	$832	$701	$19,992	$—	$21,525
Restricted Cash and Investments Held in Trust	15,805	68,259	—	—	84,064

Finance Receivables	—	—	1,340,591	—	1,340,591
Allowance for Credit Losses	—	—	(218,259)	—	(218,259)

Finance Receivables, Net	—	—	1,122,332	—	1,122,332

Inventory	115,257	—	—	—	115,257
Property and Equipment, Net	32,935	16,420	2,019	—	51,374
Investments in Subsidiaries	—	—	525,400	(525,400)	—
Other Assets	448,223	796,333	220,941	(1,427,970)	37,527

Total Assets	$613,052	$881,713	$1,890,684	$(1,953,370)	$1,432,079

LIABILITIES & SHAREHOLDER’S EQUITY
Liabilities:
Accounts Payable	$5,061	$—	$—	$—	$5,061
Accrued Expenses and Other Liabilities	474,344	60,252	928,320	(1,416,258)	46,658
Portfolio Term Financings	—	289,156	506,701	—	795,857
Portfolio Warehouse Facilities	—	77,506	—	—	77,506
Other Secured Notes Payable	50,000	13,046	86,031	(11,712)	137,365
Senior Unsecured Notes Payable	—	—	1,487	—	1,487
Subordinated Notes Payable	—	—	75,000	—	75,000

Total Liabilities	529,405	439,960	1,597,539	(1,427,970)	1,138,934

Shareholder’s Equity:
Total Shareholder’s Equity	83,647	441,753	293,145	(525,400)	293,145

Total Liabilities & Shareholder’s Equity	$613,052	$881,713	$1,890,684	$(1,953,370)	$1,432,079

DriveTime Automotive Group, Inc. and Subsidiaries

Consolidating Statements of Operations

Year ended December 31, 2009

($ in thousands)

	Guarantor Subsidiaries Combined	Non-Guarantor Subsidiaries Combined (1)	Co-Issuers Combined	Eliminations	Consolidated
Revenue:
Sales of Used Vehicles	$694,460	$—	$—	$—	$694,460
Interest Income	—	122,051	251,822	(122,051)	251,822
Other revenues	70,629	—	21,261	(91,890)	—
Equity in Income of Subsidiaries	—	—	252,876	(252,876)	—

Total Revenue	765,089	122,051	525,959	(466,817)	946,282

Costs and Expenses:
Cost of Used Vehicles Sold	394,362	—	—	—	394,362
Provision for Credit Losses	—	—	223,687	—	223,687
Secured Debt Interest Expense	3,883	29,556	184,337	(122,739)	95,037
Unsecured Debt Interest Expense	—	—	15,629	—	15,629
Selling and Marketing	31,489	—	—	—	31,489
General and Administrative	141,015	20,901	79,888	(91,203)	150,601
Depreciation Expense	11,784	581	696	—	13,061
Gain on Extinguishment of Debt, net	—	63	(30,374)	—	(30,311)

Total Costs and Expenses	582,533	51,101	473,863	(213,942)	893,555

Income before Income Taxes
Income Tax Expense (Benefit)	182,556	70,950	52,096	(252,875)	52,727
	—	630	100	—	730

Net Income	$182,556	$70,320	$51,996	$(252,875)	$51,997

DriveTime Automotive Group, Inc. and Subsidiaries

Consolidating Statements of Cash Flows

Year ended December 31, 2009

($ in thousands)

	Guarantor Subsidiaries Combined	Non-Guarantor Subsidiaries Combined (1)	Co-Issuers Combined	Eliminations	Consolidated
Cash Flows from Operating Activities:
Net Income (Loss)	$182,556	$70,320	$51,996	$(252,875)	$51,997
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Credit Losses	—	—	223,687	—	223,687
Depreciation Expense	11,784	581	696	—	13,061
Amortization of Debt Issuance Costs and Debt Premium and Discount	1,081	6,989	6,632	—	14,702
Non-Cash Compensation Expense	—	—	2,250	—	2,250
Loss (Gain) from Disposal of Property and Equipment	(121)	—	—	—	(121)
Increase in Finance Receivables	—	—	(686,214)	—	(686,214)
Collections and Recoveries on Finance Receivable Principal	—	—	468,826	—	468,826
Changes in Accrued Interest Receivable and Loan Origination Costs	—	—	3,789	—	3,789
Decrease (Increase) in Inventory	(15,046)	—	—	—	(15,046)
Decrease (Increase) in Other Assets	(306,070)	38,606	(110,545)	392,333	14,324
Increase (Decrease) in Accounts Payable, Accrued Expenses and Other Liabilities	125,963	53,018	86,632	(271,380)	(5,767)
Increase (Decrease) in Income Taxes Payable	—	(114)	(62)	—	(176)

Net Cash Provided By (Used In) Operating Activities	147	169,400	47,687	(131,922)	85,312

Cash Flows from Investing Activities:
Proceeds from Disposal of Property and Equipment	469	—	—	—	469
Purchase of Property and Equipment	(3,811)	—	(9,493)	—	(13,304)

Net Cash Provided By (Used In) Investing Activities	(3,342)	—	(9,493)	—	(12,835)

DriveTime Automotive Group, Inc. and Subsidiaries

Consolidating Statements of Cash Flows

Year ended December 31, 2009

($ in thousands)

	Guarantor Subsidiaries Combined	Non-Guarantor Subsidiaries Combined (1)	Co-Issuers Combined	Eliminations	Consolidated
Cash Flows from Financing Activities:
Decrease (Increase) in Restricted Cash	(5,184)	(6,662)	—	—	(11,846)
Deposits into Investments Held in Trust	—	(4,467)	—	—	(4,467)
Collections, Buybacks and Change in Investments Held in Trust	—	3,472	—	—	3,472
Additions to Portfolio Warehouse Facilities	—	508,970	459,142	—	968,112
Repayment of Portfolio Warehouse Facilities	—	(624,964)	(663,735)	—	(1,288,699)
Additions to Portfolio Term Financings	—	272,099	539,517	—	811,616
Repayment of Portfolio Term Financings	—	(171,660)	(178,521)	—	(350,181)
Additions to Other Secured Notes Payable	50,400	—	32,182	(1,880)	80,702
Repayment of Other Secured Notes Payable	(64,964)	(176)	(57,776)	—	(122,916)
Repayment of Senior Unsecured Notes Payable	—	—	(122,000)	—	(122,000)
Payment of Debt Issuance Costs	(251)	(12,042)	(874)	—	(13,167)
Dividend Distributions	—	(133,803)	(27,110)	133,802	(27,111)

Net Cash Provided By (Used In) Financing Activities	(19,999)	(169,233)	(19,175)	131,922	(76,485)

Net Increase (Decrease) in Cash and Cash Equivalents	(23,194)	167	19,019	—	(4,008)
Cash and Cash Equivalents at Beginning of Period	24,026	534	973	—	25,533

Cash and Cash Equivalents at End of Period	$832	$701	$19,992	$—	$21,525

(1)	This column includes certain special purpose entities (“SPEs”) formed solely for the purpose of effecting our securitization transactions and our warehouse facilities with our lenders. Several of these SPEs have pledged their equity interests as collateral to the Senior Secured Note holders of our $200.0 million senior secured notes as a form of credit enhancement to the note holders. As such, although these SPEs are not guarantors, they provide credit enhancement in the form of pledging their equity interests. The pledge of the equity interests of certain of DTAC’s affiliates (e.g., the SPEs described below) is functionally a pledge of residual cash flow interests in the collateral (auto finance receivables) and not a guarantee or a traditional pledge of equity interests in which the Senior Secured Note holder, following an event of default and exercise of the pledge, could immediately become an equity holder.